[GRAPHIC OMITTED] Acergy

                    Acergy S.A. Conference Call Notification
              Fourth Quarter and Full Year ended November 30, 2007

London, England - January 22, 2008 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) will release its fourth quarter and full year results on Wednesday February 13, 2008. A conference call will be held to discuss the earnings and review business operations on Wednesday February 13, 2008 at 3:00pm UK Time (10.00 am EST*).

Participating in the conference call will be:

     o  Tom Ehret - Chief Executive Officer
     o  Stuart Jackson - Chief Financial Officer

From 12 noon UK time the following information will be available on the Acergy website: www.acergy-group.com

     o  A copy of the fourth quarter and full year 2007 results press release
     o  A copy of the presentation to be reviewed on the earnings call
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          Conference Call Information                       Replay Facility Details
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Lines will open 30 minutes prior to               A replay facility will be available
 conference call.                                 for the following  period:

Date: Wednesday February 13, 2008                 Date: Wednesday February 13, 2008
Time: 3.00pm UK Time (10am EST*)                  Time: 6pm UK Time (1pm EST*)

Conference Dial In Numbers:                       Date: Tuesday February 20, 2008
UK Toll Free : 0800 073 8965                      Time: 12 midnight UK Time (7pm EST*)
USA Toll Free: + 1 866 832 0732
France       : + 33 (0) 1 70 70 07 85             Conference Replay Dial In Numbers:
Norway       : + 47 21 56 32 56                   UK Toll Free    : 0800 953 1533
Italy        : + 39 023 600 7812                  USA Toll Free   : + 1 866 247 4222
Netherlands  : + 31 (0) 20 7133 453               France          : + 33 (0) 1 76 70 02 44
Germany      : + 49 (0) 692 222 204 77            Norway Toll Free: 0800 165 34
                                                  Netherlands Toll Free: 0800 023 4610
International Dial In: +44 (0) 1452 560 210       Germany Toll Free: + 49 (0) 692 222 4911

Conference ID: 31810464                           International Dial In: +44 (0) 1452 550 000

(*Eastern Standard Time)                          Passcode: 31810464#
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Alternatively a live webcast and a playback facility will be available on the
Company's website www.acergy-group.com

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Contact:
Karen Menzel
Acergy S.A.
UK +44 207 290 1744
karen.menzel@acergy-group.com

     If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com